Global Equity International, Inc.
                           23 Frond "K" Palm Jumeirah
                                   Dubai, UAE

                                 April 26, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jennifer Gowetski, Senior Counsel
           Sandra B. Hunter, Staff Attorney
           Kevin Woody, Accounting Branch Chief
           Mark Rakip, Staff Accountant
           Kyle Ahlgren, Division of Investment Management

Re: Global Equity International, Inc.
    Amendment No.3 to Form 10-12G
    Filed March 22, 2012
    File No. 000-54557
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed March 30, 2012
    File No. 000-54557

Dear Madam or Sir,

     This letter is in response to your letter to me of April 12, 2012, regarding the above referenced matter ("Comment Letter"). Our revised filing is attached.

     Our responses to the Comment Letter follow:

GENERAL

1. WE REFERRED YOUR RESPONSE LETTER DATED MARCH 21, 2012 TO THE STAFF OF THE DIVISION OF INVESTMENT MANAGEMENT (THE "IM STAFF"). THE IM STAFF APPRECIATES THE ADDITIONAL ANALYSIS YOU PROVIDED WITH RESPECT TO THE QUESTION OF WHETHER THE COMPANY MAY BE AN "INVESTMENT COMPANY" FOR PURPOSES OF THE INVESTMENT COMPANY ACT OF 1940. THE IM STAFF CANNOT, HOWEVER, MAKE A DEFINITIVE DETERMINATION THAT THE COMPANY IS NOT AN INVESTMENT COMPANY BASED ON THE INFORMATION PROVIDED TO DATE. IN PARTICULAR, THE IM STAFF BELIEVES THAT THE COMPANY'S ASSET COMPOSITION WILL CLOSELY RESEMBLE THAT OF A POOLED INVESTMENT VEHICLE, AND THE VALUE OF THE COMPANY'S SHARES WILL DEPEND CRUCIALLY ON THE COMPANY'S ABILITY TO SELECT CLIENTS WHOSE SHARE PRICES PERFORM WELL OVER TIME. UNDER THESE CIRCUMSTANCES, IT SEEMS THAT REASONABLE INVESTORS MAY BELIEVE THAT AN INVESTMENT IN THE COMPANY IS AKIN TO AN INVESTMENT IN A POOLED INVESTMENT VEHICLE AND WILL BE SUBJECT TO THE SAME OR SIMILAR ADVANTAGES AND RISKS. AS SUCH, WE SUGGEST THAT YOU INCLUDE AN APPROPRIATE REGULATORY RISK FACTOR IN YOUR FORM 10 AND IN FUTURE PUBLIC FILINGS.

Response:

     While we continue to believe that we are not an investment company, in response to this comment, we have added the following new risk factor to our amended filing:

     "WE MAY BE SUBJECT TO FURTHER GOVERNMENTAL REGULATION, INCLUDING THE INVESTMENT COMPANY ACT OF 1940, WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.

     As part of our business model, GEP sometimes accepts equity securities in our clients as partial compensation for our services. Historically, 40% or more of our income has been derived from the receipt of equity securities and more than 40% of our assets are comprised of equity securities that we have received in exchange for some of our services.

     Although we do not believe we are engaged in the business of investing, reinvesting or trading in securities, and we do not currently hold ourselves out to the public as being engaged in those activities, it is possible that we may be deemed to be an "inadvertent investment company" under section 3(a)(1)(C) of the Investment Company Act of 1940, as amended ("ICA"), if more than 40% of our future income and/or more than 40% of our assets are derived from "investment securities" (as defined in the ICA), and if we are deemed to be, or perceived to be, primarily engaged in the business of investing, reinvesting or trading in securities.

     If we were deemed or found to be an investment company by the Securities and Exchange Commission or a court of law, then we would face dire consequences and a maze of additional regulatory obligations. For example, registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. If it were established that we are an unregistered investment company, there would be a risk, among other material adverse consequences, that we could be become subject to monetary penalties or injunctive relief, or both, in an action by the SEC, that we would be unable to enforce contracts with third parties or that third parties with whom we have contracts could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company."

2. IN RESPONSE TO THE IM STAFF'S REQUEST THAT YOU PROVIDE A DETAILED ANALYSIS AS TO WHETHER THE COMPANY IS SUBJECT TO REGULATION AS AN INVESTMENT ADVISER UNDER THE INVESTMENT ADVISERS ACT OF 1940 (THE "IAA"), YOUR LETTER OF MARCH 21, 2012 RECITES THE STATUTORY DEFINITION OF "INVESTMENT ADVISER" AND ASSERTS THAT THE COMPANY DOES NOT MEET THIS DEFINITION. AGAIN, A MORE DETAILED AND FACT-BASED ANALYSIS WOULD BE REQUIRED IN ORDER TO ALLOW THE IM STAFF TO DETERMINE THAT THE COMPANY IS NOT SUBJECT TO REGULATION UNDER THE IAA. FOR EXAMPLE, IT WOULD SEEM THAT THE COMPANY'S CORPORATE RESTRUCTURING AND MANAGEMENT BUY-OUT SERVICES MAY INCLUDE ADVISING OTHERS AS TO THE VALUE OF SECURITIES OR AS TO THE ADVISABILITY OF INVESTING IN, PURCHASING, OR SELLING SECURITIES. AS SUCH, WE URGE YOU TO INCLUDE AN APPROPRIATE REGULATORY RISK FACTOR IN YOUR FORM 10 AND IN FUTURE PUBLIC FILINGS.

Response:

In response to this comment we do not believe that we are subject to regulation as an investment adviser. See our disclosure on page 1 of our amended filing under Item 1. Business - Background wherein we state:

     "Presently, GEP is our only operating business. Global Equity International's present operations are limited to insuring compliance with regional, state and national securities regulatory agencies and organizations. In addition, GEI is charged with (i) handling our periodic obligations under the Securities Exchange Act of 1934; (ii) managing our investor relations; and (iii) raising debt and equity capital necessary to fund our operations and enhance and grow our business. GEI does not offer or conduct any consulting or advisory services, as such services are performed solely by our foreign subsidiary, GEP."

     If the IM Staff were to determine that Global Equity Partners, Plc ("GEP") is an investment advisor, we believe that GEP could claim that it is a "foreign private adviser" within the definition contained in section 202 (30) of the Investment Advisers Act of 1940 based on the following factors:

(A)  GEP has no place of business in the United States;
(B) GEP has, in total, fewer than 15 clients and investors in the United States in private funds advised by the investment adviser;
(C) GEP has aggregate assets under management attributable to clients in the United States and investors in the United States in private funds advised by the GEP of less than $25,000,000, or such higher amount as the Commission may, by rule, deem appropriate in accordance with this title; and
(D) GEP neither holds itself our generally to the public in the United States as an investment adviser nor acts as an investment company registered under the Investment Company Act of 1940.

     We have added the following new risk factor to our amended filing:

     "WE COULD BE SUBJECT TO THE INVESTMENT ADVISERS ACT OF 1940, WHICH WOULD BE DETRIMENTAL TO OUR BUSINESS.

     Although we do not believe we are engaged in the investment advisory business and we do not hold ourselves out to be investment advisers, it is possible that the SEC could deem or find us to be an unregistered investment adviser due to the types of consulting services offered by us. If we were deemed or found to be an investment adviser by the Securities and Exchange Commission or a court of law, then we would face dire consequences and a maze of additional regulatory obligations. For example, registered investment advisers are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, fees, management, capital structure, dividends and transactions with affiliates. If it were established that we are an unregistered investment adviser, there would be a risk, among other material adverse consequences, that we could be become subject to monetary penalties or injunctive relief, or both, in an action by the SEC, that we would be unable to enforce contracts with third parties or that third parties with whom we have contracts could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment adviser."

BACKGROUND, PAGE 1

3. WE NOTE YOUR DISCLOSURE ON PAGE 1 THAT YOU HAVE OFFICES IN THE UNITED STATES, DUBAI, LONDON AND MARBELLA (SPAIN). WE ALSO NOTE YOUR RESPONSE TO COMMENT 7 OF OUR LETTER DATED MARCH 1, 2012 THAT YOU NO LONGER USE MR. BALDASSARRE'S HOME AS A U.S. OFFICE.

PLEASE REVISE TO CLARIFY IF YOU HAVE A U.S. OFFICE AND DISCLOSE ITS LOCATION.

Response:

     In response to this comment, we do not have a U.S. office.

NEW BUSINESS TRANSACTED IN 2011, PAGE 4

4. WE NOTE YOUR RESPONSE TO COMMENT 5 OF OUR LETTER DATED MARCH 1, 2012 AND WE REISSUE OUR PRIOR COMMENT IN PART. PLEASE REVISE TO CLARIFY WHETHER SHELL COMPANIES ARE PART OF YOUR STRATEGY.

Response:

     In response to this comment, we have added the following disclosure to the section of our amended filing entitled "Corporate Restructuring Services" on page 2:

     "We do not presently recommend and we do not intend in the future to recommend that our clients merge or be acquired by shell companies."

5. WE NOTE YOUR DISCLOSURE REGARDING YOUR GROSS REVENUES FOR THE PERIOD ENDED SEPTEMBER 30, 2011. PLEASE BALANCE THIS DISCLOSURE ON PAGE 4 AND ELSEWHERE AS APPROPRIATE BY QUANTIFYING YOUR NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2011 AND INCLUDING A DESCRIPTION OF YOUR BUSINESS EXPENSES FOR THE PERIOD, INCLUDING QUANTIFYING THE COMMISSIONS YOU PAID IN CONNECTION WITH THIS REVENUE. IN THIS REGARD, WE NOTE THAT YOU GENERATED $56,531 IN REVENUES FROM ARROW CARS SL, BUT APPEAR TO HAVE PAID $71,275 TO OSCAR ALARIO, WHO INTRODUCED YOU TO ARROW CARS SL, AND $50,000 IN STOCK TO PILAR TARDON FOR INTRODUCING YOU TO ARROW CARS SL.

Response:

In response to this comment, we have substantially revised our disclosures in Items 1 and 2

OUR BUSINESS IN 2012, PAGE 6

6. WE NOTE YOUR RESPONSE TO COMMENT 6 OF OUR LETTER DATED MARCH 1, 2012. PLEASE REVISE YOUR DISCLOSURE THROUGHOUT THE DOCUMENT TO PROVIDE A BREAK-DOWN OF THE ESTIMATED EXPENSES THAT MAKE UP THE MONTHLY CASH BURN RATE. PLEASE ALSO REVISE YOUR DISCLOSURE ON PAGES 8, 10 AND 16 TO CLARIFY THAT THE ESTIMATED MONTHLY CASH BURN RATE OF $15,000 DOES NOT INCLUDE THE $33,333 YOU ARE ACCRUING FOR SALARIES FOR YOUR MANAGEMENT TEAM. FINALLY, GLOBAL EQUITY INTERNATIONAL, INC. PLEASE CLARIFY WHAT YOU MEAN BY "REVENUES SUFFICIENT TO COVER" THE ACCRUED SALARIES, INCLUDING QUALIFYING HOW MUCH MONTHLY REVENUE YOU WOULD REQUIRE BEFORE PAYING ANY OF THE ACCRUED SALARIES.

Response:

In response to this comment, we have substantially revised our disclosures in Items 1 and 2

EMPLOYEES; IDENTIFICATION OF A SIGNIFICANT EMPLOYEE, PAGE 8

7. WE NOTE YOUR FORM 8-K FILED MARCH 20, 2012 AND YOUR RESPONSE TO COMMENT 7 OF OUR LETTER DATED MARCH 1, 2012 IN WHICH YOU INDICATE THAT MR. BALDASSARRE RESIGNED FROM HIS POSITION AS SECRETARY. WE ALSO NOTE THE COMPLAINT NAMING MR. BALDASSARRE FILED DECEMBER 7, 2011 IN THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF NEW YORK ALLEGING MARKET MANIPULATION, INCLUDING VIOLATIONS OF SECTION 17(A) OF THE SECURITIES ACT AND SECTION 10(B) OF THE EXCHANGE ACT AND RULE 10B-5. PLEASE TELL US WHETHER YOU CONSIDERED DISCLOSING SUCH INFORMATION AND WHETHER MR. BALDASSARRE IS INVOLVED IN THE COMPANY IN ANY CAPACITY.

Response:

     Prior to Mr. Baldassarre's resignation from the office of Secretary, we were not aware of litigation described in comment 7. When Mr. Baldassarre told us about the litigation, he decided that it would be in the best interest of the company if he resigned from the office of Secretary and we accepted his resignation. We also determined that we would not utilize his office for our U.S. office.

     At the present time, Mr. Baldassarre is not an agent, consultant, employee, officer, director, shareholder or landlord of the company. He is not associated with us in anyway.

     If we would have known about Mr. Baldassarre's litigation, we would have disclosed it in our filing. However, since he told us about the problem and resigned as Secretary, he was not an officer of the company when we filed our subsequent amendment to our Form 10 and the disclosure of his litigation was moot.

ITEM 2. FINANCIAL INFORMATION, PAGE 12

LIQUIDITY AND CAPITAL RESERVES, PAGE 15

8. WE NOTE YOUR DISCLOSURE THAT YOU HAVE RECENTLY SIGNED CONTRACTS WITH THREE NEW CLIENTS THAT ARE VALUED AT $767,000 IN CASH FEES BETWEEN 2011 AND 2012. PLEASE REVISE TO BREAK DOWN THE CASH FEE AMOUNT DUE FROM EACH CONTRACT AND STATE HOW MUCH OF THESE FEES HAVE BEEN RECEIVED. IN ADDITION, PLEASE BALANCE THIS DISCLOSURE WITH CORRESPONDING DESCRIPTION OF THE COSTS ASSOCIATED WITH THESE CONTRACTS, INCLUDING COMMISSIONS TO BE PAID OR THAT HAVE BEEN PAID BY YOU IN CONNECTION WITH EACH NEW CLIENT.

Response:

     In response to this comment, we have substantially revised our disclosures under "Liquidity and Capital Reserves" and throughout our amended filing.

FUTURE PLANS, PAGE 16

9. WE NOTE YOUR RESPONSE TO COMMENT 9 OF OUR LETTER DATED MARCH 1, 2012 IN WHICH YOU HAVE REVISED YOUR DISCLOSURE ON PAGES 7 AND 16 TO INDICATE THAT YOU EXPECT THE CONTRACTS WITH THE THREE NEW CLIENTS WILL EACH PROVIDE YOU WITH AN ADDITIONAL $10,000 TO $20,000 PER MONTH IN REVENUES. WE ALSO CONTINUE TO NOTE THAT YOU CANNOT GUARANTEE THAT YOU WILL RECEIVE ANY REVENUES FROM NEW CLIENTS. AS YOU DO NOT HAVE ANY WRITTEN AGREEMENTS, THERE DOES NOT APPEAR TO BE A REASONABLE BASIS FOR THE EXPECTATION OF AN ADDITIONAL $10,000 TO $20,000 IN REVENUES PER MONTH PER NEW CLIENT. PLEASE REMOVE THE STATEMENT OR ADVISE. IN ADDITION, PLEASE PROVIDE DETAILS OF YOUR SPECIFIC PLAN OF OPERATIONS, INCLUDING DETAILED MILESTONES, THE ANTICIPATED TIME FRAME FOR BEGINNING AND COMPLETING EACH MILESTONE, THE ESTIMATED EXPENSES ASSOCIATED WITH EACH MILESTONE AND THE EXPECTED SOURCES OF SUCH FUNDING.

Response:

     In response to this comment, we have removed the language about our expected revenues of and additional $10,000 to $20,000 and we have added detailed disclosures in new tables showing the revenue we expect to receive over the next 12 months from our existing clients and based on the contracts we currently have with our clients.

ITEM 6. EXECUTIVE COMPENSATION, PAGE 22

10. WE NOTE YOUR RESPONSE TO COMMENT 10 OF OUR LETTER DATED MARCH 1, 2012. WE REISSUE OUR

PRIOR COMMENT, IN PART. PLEASE REVISE TO PROVIDE NARRATIVE DISCLOSURE TO YOUR SUMMARY COMPENSATION TABLE. FOR EXAMPLE PURPOSES ONLY, PLEASE REVISE YOUR DISCLOSURE TO DISCUSS MR. SMITH'S SALARY INCREASE FROM 2010 TO 2011, INCLUDING HOW THE INCREASE WAS DETERMINED. PLEASE REFER TO ITEM 402(O) OF REGULATION S-K.

Response:

     In response to this comment, we have added a narrative disclosure regarding Mr. Smith's salary increase following the footnotes to the Summary Compensation Table on page 33 of our amended filing.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES, PAGE 27

11. WE REISSUE COMMENT 13 OF OUR LETTER DATED JANUARY 12, 2012, IN PART. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE MORE DETAILS AS TO THE SERVICES RENDERED TO THE COMPANY BY MS. TARDON VALUED AT $50,000. TO THE EXTENT THAT THESE SHARES WERE ISSUED AS A COMMISSION FOR INTRODUCING YOU TO ARROW CARS SL, PLEASE ALSO REVISE YOUR DISCLOSURE ON PAGE 14 REGARDING THE COMMISSIONS PAID TO VARIOUS INDIVIDUALS. IN THIS REGARD, YOU SHOULD DISCLOSE EVERY COMMISSION YOU HAVE PAID WHETHER IN CASH OR STOCK, IDENTIFY EACH INDIVIDUAL AND QUANTIFY EACH COMMISSION PAID.

In response to this comment, we have revised our disclosures on pages 8, 19, 21, 23, 24 and 37 of our amended filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

12. WE NOTE YOUR REFERENCE ON PAGE 3 TO SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. IT IS NOT CLEAR THAT YOU ARE ABLE TO RELY UPON SUCH SAFE HARBORS. THESE SECTIONS APPLY TO AN ISSUER THAT IS SUBJECT TO THE REPORTING REQUIREMENTS OF SECTION 13(A) OR SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 AND EXCLUDE FROM THE PROTECTIONS OF THE SAFE HARBOR COMPANIES THAT ISSUE PENNY STOCK. PLEASE REVISE YOUR DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS ACCORDINGLY.

Response:

     In response to this comment, we are filing an amendment to our Form 10-K to delete the language about Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act.

     We are also amending our Form 10-K by adding the revised disclosures contained in Amendment No. 4 to our Form 10 registration statement.

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 25

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 26

13. PLEASE TELL US HOW YOUR CURRENT DISCLOSURE COMPLIES WITH THE REQUIREMENTS OF
ITEM 308(A)(2) AND (3) OF REGULATION S-K. IT APPEARS THAT YOU HAVE INCLUDED A CONCLUSION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES IN ACCORDANCE WITH ITEM 307 OF REGULATION S-K, AND NOT A CONCLUSION FOR INTERNAL CONTROL OVER FINANCIAL REPORTING. FURTHER, IT IS NOT CLEAR THE FRAMEWORK USED BY MANAGEMENT TO EVALUATE THE EFFECTIVENESS OF YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. PLEASE ADVISE.

Response:

In response to this comment, we will add a conclusion for the internal control over financial reporting in Amendment No. 1 to our Form 10-K, which we are filing after this amended filing is made.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A) (1) FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARKETABLE SECURITIES

(A) CLASSIFICATION OF SECURITIES

COST METHOD INVESTMENTS, PAGE F-9

14. IN JUSTIFYING YOUR EXEMPTION TO ESTIMATING THE FAIR VALUE AND RELATED IMPAIRMENT OF YOUR COST METHOD IMPAIRMENT, YOU REFER TO A NON-EXISTING ASC TOPIC. PLEASE TELL US THE ACCOUNTING LITERATURE RELIED UPON FOR YOUR EXEMPTION OF FAIR VALUING SUCH ASSET. FURTHER, PLEASE TELL US HOW YOU CONSIDERED ASC 325-20-35-1A IN EVALUATING YOUR INVESTMENT FOR IMPAIRMENT AT THE BALANCE SHEET DATE.

Response:

In response to this comment, we have revised our disclosures on page F-27 of our amended filing to correct the ASC topic. Further, we have considered ASC 325-20-35-1A and have determined that cost equals market value. In additional, we do not have the ability to exert significant influence in connection with our investment. No known indicators of impairment currently exist.

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

15. GIVEN THAT YOU INDICATE THAT YOUR MARKETABLE SECURITIES ARE DESIGNATED AS HELD-FOR-SALE AT DECEMBER 31, 2011, PLEASE TELL US HOW YOU VALUED THE SECURITIES AND HOW YOU HAVE DETERMINED THAT THESE ASSETS SHOULD BE FAIR VALUED ON A NON-RECURRING BASIS. FURTHER, IT IS UNCLEAR HOW YOU DETERMINED THAT YOUR COST METHOD INVESTMENT WAS DETERMINED TO BE A LEVEL 3 ASSET IN THE FAIR VALUE HIERARCHY. PLEASE ADVISE.

Response:

In response to this comment, we have revised our disclosure on page F-33 of our amended filing to describe the valuation methodologies the Company uses to measure financial instruments at fair value.

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have included the audited financial statements fro the fiscal year ended December 31, 2011, deleted the interim (unaudited) financial statements for the nine months ended September 30, 2011, and we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, added a new going concern risk factor and we have corrected a few typographical errors.

                                 Acknowledgement

     We acknowledge that:

     (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and

     (d) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                       Law Offices of David E. Wise, P.C.
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (813) 645-3025
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

Sincerely,


By: /s/ Enzo Taddei
   ------------------------------
   Enzo Taddei
   Chief Financial Officer